Exhibit 99.1

COPERNIC AND N. HARRIS COMPUTER CORPORATION
ENTER INTO AN ARRANGEMENT AGREEMENT

Montreal, Québec and Ottawa, Ontario, August 25, 2010 – Copernic Inc. (“Copernic”) (NASDAQ: CNIC) and N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc. (TSX: CSU), jointly announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Comamtech Inc. (“Comamtech”), a newly incorporated corporation, with respect to an arrangement (the “Arrangement”) pursuant to which Copernic will ultimately be acquired and taken private by Harris and current shareholders of Copernic will become shareholders of Comamtech, which shall retain certain assets of Copernic. All dollar amounts referred to herein are U.S. dollars unless otherwise stated.

The Arrangement will be completed by way of a plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Plan of Arrangement”) pursuant to which current shareholders of Copernic shall be issued new shares of Copernic which will then be exchanged for voting shares of Comamtech. New voting shares of Copernic shall also be issued to Comamtech so that Comamtech shall become the sole shareholder of Copernic. All currently existing voting shares of Copernic shall then be cancelled. Copernic shall enter into an Assignment and Assumption Agreement with Comamtech to transfer certain of its assets and Comamtech shall thereafter sell all the issued and outstanding shares of Copernic to Harris. In addition, options to purchase Copernic’s existing common shares under Copernic’s existing stock option plan will be exchanged into equivalent options to purchase common shares of Comamtech under the stock option plan of Comamtech. The transactions outlined in the Plan of Arrangement, subject to various conditions, are expected to close by the end of October, 2010.

The purchase price to be paid by Harris to Comamtech for the shares of Copernic is equal to $7,200,000 payable as to $5,700,000 at closing, with an additional $1,500,000 payable on the 18th month anniversary of the closing. The initial payment at closing will be subject to an initial price adjustment whereby it will be decreased on a dollar for dollar basis by the amount that the cash balances of Copernic at closing are less than $2,500,000.  In addition, Harris has agreed to pay an earn-out in the maximum aggregate amount of $400,000, based on certain net sales revenues and software license bench marks. Furthermore, the Arrangement Agreement provides for closing adjustment provisions based on whether the net tangible assets of Copernic are greater than or less than $2,500,000 which threshold will be decreased if the cash balances of Copernic are less than $2,500,000 at closing. Such proceeds will be used for the payment of transaction costs and the remaining for the operating costs of Comamtech and to finance any potential business acquisition by Comamtech.  In addition to the cash proceeds payable by Harris to Comamtech resulting from the sale of the shares of Copernic, Comamtech shall also have retained assets having a current fair market value of approximately $2,800,000.

The Board of Directors of Copernic has unanimously approved the Arrangement and has determined that the Arrangement is in the best interest of the shareholders of Copernic and recommends that the shareholders of Copernic approve the Arrangement. This recommendation is based in part on a fairness opinion prepared by ModelCom Inc. (“ModelCom”). ModelCom was retained to provide an opinion as to the fairness of the Arrangement from a financial point of view to the shareholders of Copernic and has determined that the proposed transaction is fair from a financial point of view to the shareholders of Copernic.

The executive officers, directors and certain shareholders of Copernic holding approximately 2% of the outstanding Copernic existing common shares have agreed to vote their shares in favour of the Arrangement, subject to certain rights to rescind, and have signed support agreements with Harris evidencing such commitment.

Completion of the Arrangement will be subject to certain customary conditions, including approval of the Arrangement by not less than 66 2/3 percent of the votes cast at a special meeting of the shareholders of Copernic. The completion of the Arrangement is also subject to court approvals and certain regulatory approvals. Copernic’s shareholders are cautioned that the failure to occur of any of these conditions, as well as others as outlined in the Arrangement Agreement, will result in the termination of the Arrangement Agreement.

The completion of the Arrangement will result in the delisting of trading of Copernic’s shares from the Nasdaq Capital Markets (“Nasdaq”). However, it is the intention of Comamtech to seek a successor listing of its common shares on the Nasdaq. Subject to completion of a business acquisition, Copernic expects the Nasdaq listing requirements to be met by Comamtech and anticipates the Nasdaq listing to be granted. Copernic and Comamtech are actively seeking a business acquisition opportunity. However, should no business acquisition be completed within a reasonable time from the closing of the Arrangement, Comamtech will consider other alternatives, the details of which will be outlined in the Information Circular (as defined below) to be sent to the shareholders in connection with the Arrangement, including the seeking, at that time, shareholders approval for an alternative transaction.

Copernic will in due time mail an information circular and proxy statement (the “Information Circular”) in connection with the Arrangement. The Arrangement will be considered by the shareholders of Copernic at a special meeting (the “Meeting”) to be held at the time and location to be set forth in the Information Circular. The Information Circular will contain details concerning the Arrangement, including the conditions and procedures for it to become effective and will include a copy of ModelCom’s fairness opinion. The shareholders of Copernic are urged to carefully review the Information Circular and accompanying materials as they will contain important information regarding the Arrangement and their rights and entitlements in connection therewith.

Pursuant to the Arrangement Agreement, Copernic has agreed to pay Harris a termination fee of $500,000 in certain circumstances if the proposed Arrangement is not completed. Harris, likewise, has agreed to pay Copernic a termination fee of $500,000 in the event of a material breach or non-performance by Harris of its obligations under the Arrangement Agreement. The Arrangement Agreement also contains non-solicitation covenants on the part of Copernic and a right in favour of Harris to match any superior proposal.

Full details of the Arrangement will be included in the Information Circular and related documents that will be mailed soon to all shareholders of Copernic.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mycopernic.com and www.copernic.com. With its award winning Copernic Desktop Search® software search engine product, Copernic brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. More information can be found at www.copernic.com.

About N. Harris Computer Corporation

Harris is a wholly owned subsidiary of Constellation and is a leading provider of financial management and Customer Information Systems (CIS) software solutions. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to all levels of local government, public power and water entities as well as school districts throughout North America. Harris' focus is on creating long-term relationships with our customers and ensuring that we meet the changing needs of our customers over time. For further information on Harris Computer Systems, please visit our website at http://www.harriscomputer.com, or call 888-847-7747.

About Constellation Software Inc.

Constellation acquires, manages and builds vertical market software businesses that provide mission critical software solutions. Constellation's common shares are listed on the Toronto Stock Exchange under the symbol "CSU". Further information about Constellation may be obtained from the Company's web site at www.csisoftware.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results.  Some of these risks and uncertainties are detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission.  The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law..

FOR MORE INFORMATION CONTACT:

Copernic Inc.
Marc Ferland, President and Chief Executive Officer
Telephone Toll Free: (877) 289-4682 #1013
Telephone Local: (418) 527-0528 #1013
Email: mferland@copernic.com
Website: www.copernic.com

N. Harris Computer Corporation
Bryce Cooper, Executive Vice President
Harris Computer Systems
Telephone Local: (613) 226 5511 ext 2132
Email: bcooper@harriscomputer.com
Website: www.harriscomputer.com

Constellation Software Inc.
John Billowits, Chief Financial Officer
Telephone Local: (416) 861-2279
Email: info@csisoftware.com
Website: www.csisoftware.com